UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 1

to

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year:  December 31, 2002

Exhibit Index Appears on Sequentially Numbered Page:    5

Total Number of Pages:    9

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

This Amendment No. 1 to the annual report of European Investment Bank on Form 18-K/A for the year ended December 31, 2002 amends the annual report of European Investment Bank for the year ended December 31, 2002 as follows:

(a)	By deleting the table titled “Assets” (but no notes thereto) under the section titled “STATEMENT OF SPECIAL SECTION AS AT 31 DECEMBER 2002” on page 11 of Exhibit I to the annual report of European Investment Bank for the year ended December 31, 2002 and replacing it with the table titled “Assets” in Exhibit I hereto.

(b)	By deleting the table titled “Liabilities” (but no notes thereto) under the section titled “STATEMENT OF SPECIAL SECTION AS AT 31 DECEMBER 2002” on page 12 of Exhibit I to the annual report of European Investment Bank for the year ended December 31, 2002 and replacing it with the table titled “Liabilities” in Exhibit I hereto.

(c)	By deleting the table titled “Liquidity risk (EUR million)” (but no notes thereto) on page 25 of Exhibit I of the annual report of European Investment Bank for the year ended December 31, 2002 and replacing it with Exhibit II hereto.

(d)	By deleting the table titled “Liquidity risk (EUR million)” (but no notes thereto) on page 51 of Exhibit I of the annual report of European Investment Bank for the year ended December 31, 2002 and replacing it with Exhibit III hereto.

This Amendment No. 1 to the annual report of European Investment Bank on Form 18-K/A for the year ended December 31, 2002 comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

...... Table titled “Assets” under the section titled “STATEMENT OF SPECIAL SECTION AS AT 31 DECEMBER 2002” (Exhibit I hereto).

...... Table titled “Liabilities” under the section titled “STATEMENT OF SPECIAL SECTION AS AT 31 DECEMBER 2002” (Exhibit II hereto).

...... Table titled “Liquidity risk (EUR million)” (Exhibit III hereto).

...... Table titled “Liquidity risk (EUR million)” (Exhibit IV hereto).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 14th day of July, 2003.

EUROPEAN INVESTMENT BANK (Name of registrant)

By:	/s/ Barbara Bargagli Petrucci
Barbara Bargagli Petrucci Head of Capital Markets

By:	/s/ Carlos Guille
Carlos Guille Head of Division Capital Markets

By:	/s/ Günter Burghardt
Günter Burghardt Head of Delegation of the European Commission to the United States

EXHIBIT INDEX

Exhibit	Document	Page No.

I	Table titled “Assets” under the section titled “STATEMENT OF SPECIAL SECTION AS AT 31 DECEMBER 2002”.	6

II	Table titled “Liabilities” under the section titled “STATEMENT OF SPECIAL SECTION AS AT 31 DECEMBER 2002”.	7

III	Table titled “Liquidity risk (EUR million)”.	8

IV	Table titled “Liquidity risk (EUR million)”.	9

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